Exhibit 99.4

NICE Releases Environmental, Social and Governance (ESG) Report, Showcasing
Power of Automation in Driving Exceptional Experiences

NICE’s ESG report underscores NICE’s commitment to elevating customer and employee experiences, fighting financial crime and promoting a digital-era criminal justice system

Hoboken, N.J., December 4, 2024 – NICE (Nasdaq: NICE) today announced the release of its 2023 Environmental, Social, and Governance (ESG) report, highlighting its accomplishments in advancing sustainable business practices and delivering on ambitious ESG goals set in the prior year. The report, developed with reference to the GRI 2021 standards reflects NICE's dedication to positively impacting global communities, customers, employees, and the environment.

Access the full report here.

NICE continues to lead in technological advancement, reinvesting 15% of its total revenue into research and development with its more than 2,700 R&D engineers in 2023. NICE also achieved 100% compliance in employee ethics training. In 2023 NICE launched the NICE Leadership Academy, equipping first-time managers and directors with essential tools to excel in dynamic environments. During its annual Global Community Month, employees contributed 40,000 volunteer hours across more than 120 non-profits worldwide. In keeping with its commitment to bridging gender gaps in technology, NICE helped 270 teenage girls complete its Code:Coda program in 2023, with 60% of the girls who graduated from our 2-year program choosing computer science as a high school major.

With regards to environmental impact, NICE is pleased to report a 12% reduction in Scope 1 and 2 carbon emission intensity. This is due in part to NICE’s prioritization of energy efficient technology in its offices and operating under the NICE FLEX hybrid working model. In addition, NICE carefully selects data center providers that rely on renewable energy or improved energy efficiency for their electricity consumption, which has resulted in lower data center emissions across NICE’s value chain.

NICE is proud to announce continuous improvements in its ESG ratings year after year. Key achievements include advancing from a D to a C rating in the CDP assessment, securing MSCI's top AAA rating, and consistently performing well in other global ESG evaluations such as ISS, Sustainalytics and EcoVadis.

Barak Eilam, CEO, NICE, said, “At NICE, we are deeply committed to creating exceptional experiences for businesses, employees, customers, and communities alike. Our achievements reflect a dedication to innovation with purpose—leveraging cutting-edge technology to drive efficiency, empower people, and make a meaningful impact globally. I’m incredibly proud of the strides we’ve made this year across all facets of our ESG mission, transforming challenges into opportunities for sustainable progress.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.